FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 29, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 29, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Wins Order with Public Safety Solutions Provider

Norsat Awarded Turnkey Contract to Aid International Law Enforcement Efforts

( Vancouver, Canada ) August 29 , 200 6 , 09 : 15 EST – Norsat International Inc. (NII - TSX, NSATF - OTCBB), announced today that it has been awarded a contract by a well-established global solutions provider focused on the public safety and law enforcement markets, to supply a turnkey satellite solution. The turnkey solution includes the supply of multiple portable satellite terminals, satellite capacity, training and maintenance.  The contract is for one base year and may be extended by another three years.

“This order represents a significant development on several levels. First, we have secured our first major order in the law enforcement sector. Second, we are providing much more than just portable terminals and are delivering a complete solution to the customer including satellite capacity. Third, we have been able to secure this win due to our efforts to cultivate channel partners,” said Bill Coyne, President and CEO, Norsat International Inc..

The value of the contract for the first year is in excess of US $600,000. If all options are exercised over the four year period, the aggregate value of the contract is in excess of US $1,500,000.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker TM lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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